SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           )

Table of contents

•	2020 Consolidated Financial Statements and Draft Financial Statements of the Parent Company;
•	Eni: Board of Directors resolves to submit the proposal to authorise and the terms for the potential re-start of the buyback program at the Shareholder Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Elena Badini
Name:	Elena Badini
Title:	Head of Company Law,
Governance and Secretariat
and Issuers’ Compliance

Date: March 18, 2021

2020 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated and separate financial statements

•	Dividend proposal: €0.36 per share (of which €0.12 already paid in September 2020)

Rome, March 18, 2021 – Today, the Board of Directors, chaired by Lucia Calvosa, approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2020. They confirm the 2020 preliminary adjusted results announced on February 19, 2021.

Consolidated net loss amounted to €8,635 million and net profit of the parent company amounted to €1,607 million. Reported net loss has been revised to €8,635 million (the preliminary net loss was €8,563 million) mainly to factor in the subsequent release of results of an equity accounted entity.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of €0.36 per share at the Annual Shareholders’ Meeting. Included in this annual distribution is the €0.12 per share, which was paid as an interim dividend in September 2020. The balance of €0.24[1] per share will be payable on May 26, 2021 to shareholders of record at the close of business on May 25, 2021, with the ex-dividend date being May 24, 2021.

An Annual Report on Form 20-F will be filed with the U.S. SEC and Italian market authorities by the first ten days of April 2021. This report will be disseminated via the Company’s headquarters, and on Eni's website (eni.com) and through other sources provided by the current regulation. Enclosed are the 2020 IFRS consolidated statements and those of the parent company Eni SpA.

The Board of Directors also approved the “Consolidated report on non-financial information” included in the management discussion of the 2020 Annual Report. This report, prepared in conformity with the Italian Legislative Decree N. 254/2016, discloses the group’s activities, the performances achieved and the outcomes in environmental, reduction of carbon footprint, social, employees matters, respect for human rights, as well as anti-corruption and bribery matters.

The Board of Directors also convened the Annual Shareholders' Meeting on May 12, 2021. The meeting is set to approve the 2020 financial statements of the parent company and allocation of net profit, the payment of the 2021 interim dividend by the distribution of retained earnings, the integration of the Board of Statutory Auditors and the new buy-back programme.

[1] Dividends, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2020	2019
Sales from operations	43,987	69,881
Other income and revenues	960	1,160
Total revenues	44,947	71,041
Purchases, services and other	(33,551)	(50,874)
Impairment reversals (impairment losses) of trade and other receivables, net	(226)	(432)
Payroll and related costs	(2,863)	(2,996)
Other operating (expense) income	(766)	287
Depreciation, Depletion and Amortization	(7,304)	(8,106)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(3,183)	(2,188)
Write-off of tangible and intangible assets	(329)	(300)
OPERATING PROFIT (LOSS)	(3,275)	6,432
Finance income	3,531	3,087
Finance expense	(4,958)	(4,079)
Net finance income (expense) from financial assets held for trading	31	127
Derivative financial instruments	351	(14)
FINANCE INCOME (EXPENSE)	(1,045)	(879)
Share of profit (loss) of equity-accounted investments	(1,733)	(88)
Other gain (loss) from investments	75	281
INCOME (EXPENSE) FROM INVESTMENTS	(1,658)	193
PROFIT (LOSS) BEFORE INCOME TAXES	(5,978)	5,746
Income taxes	(2,650)	(5,591)
Net profit (loss)	(8,628)	155
attributable to:
- Eni's shareholders	(8,635)	148
- Non-controlling interest	7	7

Earnings per share (€ per share)
- basic	(2.42)	0.04
- diluted	(2.41)	0.04
Weighted average number of shares outstanding (million)
- basic	3,572.5	3,592.2
- diluted	3,579.0	3,594.5

BALANCE SHEET

(€ million)
	Dec. 31, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	9,413	5,994
Other financial activities held for trading	5,502	6,760
Other financial assets	254	384
Trade and other receivables	10,926	12,873
Inventories	3,893	4,734
Income tax assets	184	192
Other assets	2,686	3,972
	32,858	34,909
Non-current assets
Property, plant and equipment	53,943	62,192
Right of use assets	4,643	5,349
Intangible assets	2,936	3,059
Inventory - compulsory stock	995	1,371
Equity-accounted investments	6,749	9,035
Other investments	957	929
Other financial assets	1,008	1,174
Deferred tax assets	4,109	4,360
Income tax assets	153	173
Other assets	1,253	871
	76,746	88,513
Assets held for sale	44	18
TOTAL ASSETS	109,648	123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,882	2,452
Current portion of long-term debt	1,909	3,156
Current portion of long-term lease liabilities	849	889
Trade and other payables	12,936	15,545
Income taxes payable	243	456
Other liabilities	4,872	7,146
	23,691	29,644
Non-current liabilities
Long-term debt	21,895	18,910
Long-term lease liabilities	4,169	4,759
Provisions for contingencies	13,438	14,106
Provisions for employee benefits	1,201	1,136
Deferred tax liabilities	5,524	4,920
Income taxes payable	360	454
Other liabilities	1,877	1,611
	48,464	45,896
Liabilities directly associated with assets held for sale
TOTAL LIABILITIES	72,155	75,540
Share capital	4,005	4,005
Retained earnings	34,043	35,894
Cumulative currency translation differences	3,895	7,209
Other reserves and equity instruments	4,688	1,564
Treasury shares	(581)	(981)
Net profit (loss)	(8,635)	148
Total Eni shareholders' equity	37,415	47,839
Non-controlling interest	78	61
TOTAL SHAREHOLDERS' EQUITY	37,493	47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	109,648	123,440

CASH FLOW STATEMENT

	Full Year
(€ million)	2020	2019
Net profit (loss)	(8,628)	155

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	7,304	8,106

Impairment losses (impairment reversals) of tangible, intangible and right of use, net	3,183	2,188

Write-off of tangible and intangible assets	329	300
Share of (profit) loss of equity-accounted investments	1,733	88
Gains on disposal of assets, net	(9)	(170)
Dividend income	(150)	(247)
Interest income	(126)	(147)
Interest expense	877	1,027
Income taxes	2,650	5,591
Other changes	92	(179)
Cash flow from changes in working capital	(18)	366
- inventories	1,054	(200)
- trade receivables	1,316	1,023
- trade payables	(1,614)	(940)
- provisions for contingencies	(1,056)	272
- other assets and liabilities	282	211
Net change in the provisions for employee benefits		(23)
Dividends received	509	1,346
Interest received	53	88
Interest paid	(928)	(1,029)
Income taxes paid, net of tax receivables received	(2,049)	(5,068)
Net cash provided by operating activities	4,822	12,392
Cash flow from investing activities	(5,959)	(11,928)
- tangible assets	(4,407)	(8,049)
- prepaid right of use		(16)
- intangible assets	(237)	(311)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(109)	(5)
- investments	(283)	(3,003)
- securities and financing receivables held for operating purposes	(166)	(237)
- change in payables in relation to investing activities	(757)	(307)
Cash flow from disposals	216	794
- tangible assets	12	264
- intangible assets		17
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		187
- tax on disposals		(3)
- investments	16	39
- securities and financing receivables held for operating purposes	136	195
- change in receivables in relation to disposals	52	95
Net change in receivables and securities not held for operating purposes	1,156	(279)
Net cash used in investing activities	(4,587)	(11,413)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2020	2019
Increase in long-term debt	5,278	1,811
Repayments of long-term debt	(3,100)	(3,512)
Repayment of lease liabilities	(869)	(877)
Increase (decrease) in short-term financial debt	937	161
Dividends paid to Eni's shareholders	(1,965)	(3,018)
Dividends paid to non-controlling interests	(3)	(4)
Reimbursement to non-controlling interest		(1)
Acquisition of additional interests in consolidated subsidiaries		(1)
Net purchase of treasury shares		(400)
Issue of perpetual subordinated bonds	2,975
Net cash used in financing activities	3,253	(5,841)
Effect of exchange rate changes on cash and cash equivalents and other changes	(69)	1
Net increase (decrease) in cash and cash equivalent	3,419	(4,861)
Cash and cash equivalents - beginning of the year	5,994	10,855
Cash and cash equivalents - end of the year	9,413	5,994

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2020	2019
Net sales from operations	18,017	28,496
Other income and revenues	405	430
Total revenues	18,422	28,926

Purchases, services and other	(18,397)	(27,535)
Impairment reversals (impairment losses) of trade and other receivables, net	(10)	(65)
Payroll and related costs	(1,238)	(1,185)
Other operating (expense) income	(176)	112
Depreciation, Depletion and Amortization	(1,013)	(1,137)

Impairment reversals (impairment losses) of tangible, intangible and right of use, net	(1,573)	(1,144)
Write-off of tangible and intangible assets		(2)
OPERATING PROFIT (LOSS)	(3,985)	(2,030)
Finance income	2,213	1,625
Finance expense	(2,749)	(2,016)
Net finance income (expense) from financial assets held for trading	26	117
Derivative financial instruments	211	(5)
FINANCE INCOME (EXPENSE)	(299)	(279)
INCOME (EXPENSE) FROM INVESTMENTS	6,519	5,677
PROFIT (LOSS) BEFORE INCOME TAXES	2,235	3,368
Income taxes	(628)	(390)
NET PROFIT (LOSS)	1,607	2,978

BALANCE SHEET

(€ million)
	Dec. 31, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	8,111	4,752
Other financial activities held for trading	5,020	6,230
Other financial assets	4,822	4,693
Trade and other receivables	3,756	4,981
Inventories	1,099	1,664
Tax assets	22	64
Other assets	1,322	1,532
	24,152	23,916
Non-current assets
Property, plant and equipment	6,569	7,483
Right of use	1,888	2,027
Intangible assets	101	158
Inventory - compulsory stock	994	1,413
Investments	46,855	42,535
Other financial assets	4,355	4,169
Deferred tax assets	113	993
Tax assets	78	79
Other assets	909	522
	61,862	59,379
Assets held for sale	2	2
TOTAL ASSETS	86,016	83,297
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,929	4,622
Current portion of long-term debt	1,848	3,081
Current portion of long-term lease liabilities	423	337
Trade and other payables	4,153	5,545
Income taxes payable	4	3
Other liabilities	2,615	3,065
	12,972	16,653
Non-current liabilities
Long-term debt	20,066	17,240
Long-term lease liabilities	2,157	2,320
Provisions for contingencies	4,890	4,309
Provisions for employee benefits	376	376
Income taxes payable	9	15
Other liabilities	839	748
	28,337	25,008
TOTAL LIABILITIES	41,309	41,661
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	39,146	36,217
Treasury shares	(581)	(981)
Interim dividend	(429)	(1,542)
Net profit (loss)	1,607	2,978
TOTAL SHAREHOLDERS' EQUITY	44,707	41,636
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,016	83,297

CASH FLOW STATEMENT

	Full Year
(€ million)	2020	2019
Net profit (loss)	1,607	2,978

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,013	1,137
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,573	1,144
Write-off of tangible and intangible assets		2
Share of (profit) loss of investments	2,395	947
Gains on disposal of assets, net	(7)	(5)
Dividend income	(8,914)	(6,623)
Interest income	(204)	(222)
Interest expense	550	611
Income taxes	628	390
Other changes	3
Cash flow from changes in working capital	1,185	(131)
- inventories	966	(553)
- trade receivables	1,033	500
- trade payables	(1,236)	(246)
- provisions for contingencies	113	267
- other assets and liabilities	309	(99)
Net change in the provisions for employee benefits	5	(8)
Dividends received	8,853	6,623
Interest received	210	212
Interest paid	(533)	(588)
Income taxes paid, net of tax receivables received	62	(2)
Net cash provided by operating activities	8,426	6,465
Cash flow from investing activities	(8,045)	(5,575)
- tangible assets	(791)	(1,109)
- intangible assets	(21)	(27)
- investments	(6,752)	(1,962)
- financing receivables held for operating purposes	(404)	(2,477)
- change in payables in relation to investing activities	(77)
Cash flow from disposals	208	892
- tangible assets	9	8
- investments	2	521
- financing receivables held for operating purposes	193	343
- change in receivables in relation to disposals	4	20
Net change in receivables and securities not held for operating purposes	778	(2,202)
Net cash used in investing activities	(7,059)	(6,885)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2020	2019
Increase (Reypaments) in long-term debt	2,020	(958)
Repayment of lease liabilities	(337)	(293)
Increase (decrease) in short-term financial debt	(699)	187
Dividends paid	(1,965)	(3,018)
Net purchase of treasury shares		(400)
Issue of perpetual subordinated bonds	2,975
Net cash used in financing activities	1,994	(4,482)
Effect of exchange rate changes on cash and cash equivalents and other changes	(2)
Net increase (decrease) in cash and cash equivalent	3,359	(4,902)
Cash and cash equivalents - beginning of the year	4,752	9,654
Cash and cash equivalents - end of the year	8,111	4,752

Eni: Board of Directors resolves to submit the proposal to authorise and the terms for the potential re-start of the buyback program at the Shareholder Meeting

Rome, 18 March 2021 – Eni’s Board of Directors, chaired by Lucia Calvosa, today has resolved to submit a proposal to authorize the purchase of treasury shares at the Shareholder Meeting of May 12, 2021, called in ordinary session, for a period of 18 months from the date of the Shareholders’ Meeting. The proposal concerns the purchase of treasury shares for a potential maximum outlay of € 1,600 million and for a maximum number equal to 7% of ordinary shares, in which the Eni share capital is divided.

The purchases will be subject to the occurrence of Brent scenario conditions set out by the shareholder remuneration policy in the 2021-2024 Strategic Plan. The price reference for the current year will be defined and announced to the market in July 2021, during the half year presentation of the financial results.

The authorization for the purchase of treasury shares is functional to the possible re-start of the buyback program envisaged under the Eni’s Strategic Plan, which was presented to the financial community on February 19, 2021.

The re-start of the buyback program is intended to give the Company a flexible option to grant the shareholders additional remuneration beyond the distribution of dividends, subject to the occurrence of the conditions set out in the 2021-2024 Strategic Plan.

The Board of Directors will submit a proposal to the Shareholders’ Meeting called in 2022 to approve the financial statements at 31 December 2021 to cancel the treasury shares purchased up to the date that Meeting is called, in execution of the buyback program, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

Purchases of treasury shares shall be made at a price determined in compliance with any regulatory provisions, including EU rules, or (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

Purchases can be made as follows:

- on regulated markets in accordance with the operating procedures established in the rules of the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014.

At today’s date, Eni holds 33,045,197 treasury shares, equal to about 0.92% of share capital. Eni’s subsidiaries do not hold Eni shares.

The documentation relating to the Shareholders’ Meeting will be available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com